Hill International, Inc.

One Commerce Square

2005 Market Street, 17th Floor

Philadelphia, PA 19103

Tel: 215-309-7700

www.hillintl.com

John Fanelli III

Executive Vice President and Chief Financial Officer

Tel: 215-309-7906

johnfanelli@hillintl.com

January 26, 2017

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Mail Stop 7010

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:                             Hill International, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2015

Filed March 29, 2016

Form 10-Q for Fiscal Quarter Ended

September 30, 2016

Filed November 14, 2016

File No. 1-33961

Dear Mr. O’Brien:

This letter constitutes the response of Hill International, Inc. (“Hill”, the “Company”, “we”, “us” or “our”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the letter to Hill dated December 21, 2016.  In this letter each of the Staff’s comments is indicated in italics, followed by Hill’s responses to the comments.

1.                                      We note your response to prior comment 5.  You state the full value of contractors’ claims has not been disclosed by the courts.  As such, it is not clear how you can rely on the amount currently deposited with the Dubai court as evidence you will collect the unreserved portion of your amount receivable.  The usefulness of the information that “the court is trying to encourage the client to increase the monthly payments to $272,000,” is also not clear and appear to highlight the uncertainty.  In light of this, please explain how you valued the probable loss at $130,000 under ASC 310-10-35.

Response:   When the client ceased payments, they were taken to court and, based on an estimate of the client’s holdings, it appeared that there were sufficient assets to cover our claim.  The court awarded us an entitlement of AED 4,245,000 (approximately $1,156,000) against our outstanding receivable of AED 3,349,000 (approximately $912,000). It appeared at the time that the AED 477,000 (approximately $130,000) reserve was conservative.  The court has recently confirmed that the amount of all contractors’ claims is $14,304,000 of which Hill’s portion is 8.1%.  Based on the amounts deposited to date with the court (AED 7,459,000 or approximately $2,032,000), Hill expects to receive 8.1% of the deposited amount, or $165,000.  Based on this information, Hill has increased the reserve from $130,000 to $747,000 as of December 31, 2016 to adjust the net receivable to $165,000.

2.                                      We note your response to prior comment 7.  Please explain the nature of the work performed for this customer and the significant terms and conditions in the contract concerning payment for services rendered at hourly rates.  Explain why the customer apparently did not use the work and recommendations you delivered after generating $1,335,000 in billable time.  Describe the process for the customer to approve time spent on the contract.  For example, explain whether the contract approves hours in advance or provides terms for the customer to approve them on a periodic basis.  Tell us whether the customer accepted or used your deliverable and describe any contract provisions regarding deliverable acceptance or approval.  Tell us whether the customer disputes the $1,335,000 in billable time.

Response:  We provided advice on claims and adjudication.  The initial terms and conditions were based upon our standard hourly rates.  The client has fully paid for all of the hourly work performed by us.  Subsequently, we entered into a Success Fee Arrangement (“SFA”) for milestone lump sums.  Our client did use our work and recommendations in their negotiations with their client to reach a settlement in the amount of £5,500,000.  We were excluded from the settlement negotiations as originally planned and scoped in the contract.  The contract entitles us to 20% of the settlement sum over and above £2,500,000.  Since the client settled for £5,500,000, Hill is entitled to a minimum success fee of £600,000 (20% x (£5,500,000 - £2,500,000)).  Although the client has used our work in concluding a settlement with its client, if refuses to pay any success fee because it contends “it has paid enough.”  This matter remains to be arbitrated.

The U.S. dollar amounts recorded by us are reflected in the following table (please note that the differences relate to foreign currency fluctuations):

	September 30, 2016	December 31, 2016
Gross receivable	$2,353,000	$2,226,000
Deferred revenue	(1,108,000)	(1,048,000)
	1,245,000	1,178,000
VAT	(392,000)	(371,000)
Reserve	(250,000)	(236,000)

Net receivable	$603,000	$571,000

At December 31, 2016, the receivable includes VAT of $371,000 (which is included in accounts payable and which will not be paid if we do not collect the gross receivable), deferred revenue of $1,048,000 (which can be offset against the receivable if we do not collect the gross receivable) and a reserve of $236,000.  Taking these items into account, the net receivable is $571,000. We believe that we will recover at least £600,000 (approximately $740,000) which amount exceeds the amount of the net receivable.

3.                                      We note your response to prior comment 8.  Tell us when these receivables were billed.  Please describe the contractual payment terms and the timeframe you originally expected to receive payment in at the time the customer was originally billed.  Tell us whether you have past experience with this customer where you have gone through this process and ultimately received full payment.  If you do not have past experience, please tell us what other evidence you relied on to conclude it is probable you will collect all amounts due beyond the customers’ word, given the length of time these receivables have been outstanding.

Response:  These services spanned a period of approximately five years. We did work at risk sometimes and experienced delays due to budgeting issues which is common in Kuwait, but we always collected the full amount of our receivables from this customer, some of which were outstanding for over a year.  Payments are due within 30 days from submission/acceptance by the client.  Prior invoicing for the period from October 2010 to November 2014 totaling $8,646,000 were paid on a regular basis generally between 90 and 120 days from the invoice date until the tax review process was initiated.  The amounts addressed by the Staff’s comment were invoiced between December 2014 and July

2015.  The payments are being delayed by law which requires a portion of the payments be held until the production of tax clearances by the Ministry of Finance.  The tax clearance process is progressing much slower than we originally anticipated and our latest projection for issuance is the end of the first quarter of 2017.  Our experience with this client, as well as their assurances which have proved true in the past, led us to conclude that the receivables will be paid in full upon our receipt of the tax clearances.

* * * * * * *

The Company appreciates your time and consideration.  In the event that you or other members of the Staff have further comments or questions, please call me at (215) 309-7906 (or by email at johnfanelli@hillintl.com) or Thomas L. Scully, Vice President, External Reporting, at (215) 309-7930 (or by email at thomasscully@hillintl.com).

Sincerely,
Hill International, Inc.

/s/ John Fanelli III
John Fanelli III

cc:	Darrick M. Mix, Esq.